

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2022

Arnaud Massenet
Chief Executive Officer
Aurora Acquisition Corp.
20 North Audley Street
London W1K 6LX, United Kingdom

> **Re: Aurora Acquisition Corp.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-4**
> **Filed February 11, 2022**
> **File No. 333-258423**

Dear Mr. Massenet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-4

Cover Page

1. Please reconcile your definition on page 3 of Better Home & Finance Warrants as "warrants to purchase shares of Better Home & Finance Class A common" stock with your disclosure on the cover page regarding "up to [   ] shares of Better Home & Finance Class A common stock and [   ] shares of Better Home & Finance Class B common stock upon the net exercise or conversion, as applicable, of the Better Home & Finance Warrants."

Will the projections that Aurora considered when evaluating and recommending the Business Combination be realized?, page 16

2.   Please revise here and on pages 83 and 97 to explain what you mean by "the internal perception of a portion of management and team members of Better."

Questions and Answers for Shareholders of Aurora, page 27

3.   You disclose that following the closing of Aurora's initial public offering, an amount equal to $255,000,000 ($10.00 per unit) of the net proceeds from Aurora's initial public offering and the sale of the private placement warrants was placed in the trust account. The Aurora Acquisition Corp unaudited balance sheet at September 30, 2021 discloses $278,015,286 of cash held in trust account, which appears to be comprised of gross proceeds from the initial public offering of $220,000,000, $23,002,870 from the proceeds of Underwriters over-allotment, $35,000,000 of proceeds from Novator Private Placements units and interest earned of $12,417. Please tell us the nature of the proceeds held in the trust account and revise your disclosures accordingly. Please update related disclosures throughout the registration statement.

Summary of the Proxy Statement/Prospectus, page 38

4.   You disclose that on March 8, 2021, Aurora consummated its initial public offering of its units, with each unit consisting of one Aurora Class A ordinary share and one-quarter of one Aurora public warrant, which included the full exercise by the underwriters of the over-allotment option.   We also note that you disclose that the underwriters of the initial public offering partially exercised their over-allotment option. Please reconcile these statements and revise the related disclosures throughout your registration statement.

Background of the Business Combination, page 201

5.   We note that on March 8, 2021, Aurora completed its initial public offering, and you state on page 203 that "[o]n March 12, 2021, following an introduction, the Better Founder and CEO held an introductory call with members of Aurora's management team." Please disclose the date of first contact between Better and Aurora, directly or indirectly, introductory or otherwise. In addition, disclose the first date that Aurora considered Better to be a potential business combination target.

Unaudited Pro Forma Condensed Combined Financial Information
Statement of Operations for the nine months ended September 30, 2021, page 280

6.   Please disclose the calculation underlying adjustment 3f related to the allocation of offering costs expected to be incurred by Aurora to the warrant liability. Refer to Article 11 of Regulation SX and Release 33-10786.

Our Ecosystem
Key benefits to our Better Plus marketplace participants, page 324

7. We note your disclosure here that "[your] integrated process has fewer additional steps and less verification and information required compared to if [your] customers were to start from scratch on [your] marketplace participants' sites." Please explain what you mean by "less verification and information" in this context. It appears that you are required to collect the same information and verifications as other mortgage lenders collect due to the specific rules and regulations applicable to the mortgage industry.

Management of Better Home & Finance Following the Business Combination, page 377

8. Please update the disclosure in this section. We note that it is "as of December 31, 2021."

Aurora Acquisition Corp unaudited condensed financial statements as of September 30, 2021
Statement of Cash Flows, page F-5

9. You disclose supplemental non-cash investing and financing activities to include Class A ordinary shares subject to possible redemption of $228,002,870. Please tell us and revise your disclosures accordingly how this reconciles to the $243,002,870 as disclosed on page F-2.

Note 2. Summary of Significant Accounting Policies
Restatement of Previously Issued Financial Statements, page F-14

10. We note that you recognized an over-allotment option liability to cover the 3,300,000 additional underwriter units at the initial public offering price, less the underwriting discounts and commissions in your March 8, 2021 restated balance sheet. Please tell us the terms of the options that gave rise to the liability and the related authoritative guidance to support your accounting.

Note 8. Fair Value Measurements, page F-25

11. You disclose that you had 6,075,000 public warrants and 5,448,372 private placement warrants outstanding as of March 8, 2021 initially classified as a Level 3 fair value for recognized at $13,882,167. Please tell us and enhance your disclosures to explain why the public warrants were reclassified to Level 1 at $1.00 instead of the original basis of $1.50.

General

12. We note your references to "bridge financing" and "bridge notes" in the amended registration statement. Revise the disclosure to discuss the key terms of these convertible securities and disclose the potential impact of these securities on non-redeeming shareholders.

13.   We note your revised disclosure on page 202 that Sponsor and Aurora directors that purchased Aurora private units have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

    You may contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Carl Marcellino